SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


                                 SCHEDULE 13G

                  Under the Securities Exchange Act of 1934

                             (Amendment No. ___)*


                      Capital One Financial Corporation
                               (Name of Issuer)


                    Common Stock, par value $.01 per share
                        (Title of Class of Securities)


                                  14040H105
                                (CUSIP Number)


     Check the following box if a fee is being paid with this statement. [X] (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14040H105               13G


_________________________________________________________________
1.   Names or Reporting Persons    Signet Banking Corporation
     S.S. or I.R.S. Identifica-    54-6037910
     tion Nos. of Above Persons
_________________________________________________________________
2.   Check the Appropriate Box     (a)___________________________

     if a Member of a Group        (b)___________________________
     (see Instructions)
_________________________________________________________________
3.   S.E.C. Use Only
_________________________________________________________________
4.   Citizenship or Place of       Virginia
     Organization
_________________________________________________________________
Number of Shares              (5)  Sole Voting Power   58,477,850
Beneficially                  ___________________________________
Owned by Each Reporting       (6)  Shared Voting
Person With                        Power                        0
                              ___________________________________
                              (7)  Sole Dispositive
                                   Power               58,477,850
                              ___________________________________
                              (8)  Shared Dispositive
                                   Power                        0
_________________________________________________________________
9.   Aggregate Amount Beneficially
     Owned by Each Reporting Person                    58,477,850
_________________________________________________________________
10.  Check if the Aggregate Amount
     in Row (9) Excludes Certain
     Shares (see Instructions)
_________________________________________________________________
11.  Percent of Class Represented
     by Amount in Row 9                                     88.5%
_________________________________________________________________
12.  Type of Reporting Person                                  CO
     (see Instructions)
_________________________________________________________________

CUSIP No. 14040H105               13G

                         STATEMENT ON SCHEDULE 13G

Item 1(a). Name of Issuer:

           Capital One Financial Corporation

Item 1(b). Address of Issuer's Principal Executive Offices:

           2980 Fairview Park Drive
           Falls Church, Virginia  22043

Item 2(a). Name of Person Filing:

           See Item 1 of the cover page attached hereto.

Item 2(b). Address of Principal Business Office:

           7 North Eighth Street
           Richmond, Virginia  23219

Item 2(c). Citizenship:

           See Item 4 of the cover page attached hereto.

Item 2(d). Title of Class of Securities:

           Common Stock, par value $.01 per share.

Item 2(e). CUSIP Number:

           14040H105

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

           (a) ( ) Broker or Dealer registered under Section 15 of the Act;

           (b) ( )   Bank as defined in Section 3(a)(6) of the
                     Act;

           (c) ( )   Insurance Company as defined in Section
                     3(a)(19) of the Act;

           (d) ( ) Investment Company registered under Section 8 of the Investment Company Act;

           (e) ( )   Investment Adviser registered under Section
                     203 of the Investment Advisers Act of 1940;
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CUSIP No. 14040H105               13G


           (f) ( ) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee
                     Retirement Income Security Act of 1974 or
                     Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F);

           (g) ( )   Parent Holding Company, in accordance with
                     Section 240.13d-1(b)(1)(ii)(H);

           (h) ( )   Group, in accordance with
                     Rule 13d-1(b)(1)(ii)(H)

                Not applicable.

Item 4.   Ownership

          If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

          (a)  Amount beneficially owned:

               See Item 9 of the cover page attached hereto

          (b)  Percent of Class:

               See Item 11 of the cover page attached hereto

          (c)  Number of shares as to which such person has:

               Sole power to vote or to direct the vote:

                    See Item 5 of the cover page attached hereto

               Shared power to vote or to direct the vote:

                    See Item 6 of the cover page attached hereto

               Sole power to dispose or to direct the disposition of:

                    See Item 7 of the cover page attached hereto

               Shared power to dispose or to direct the disposition of:

                    See Item 8 of the cover page attached hereto

Item 5.   Ownership of Five Percent or Less of a Class

<
page>
CUSIP No. 14040H105               13G


          If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.   Ownership of More than Five Percent on Behalf of
          Another Person.

               Not applicable.

Item 7.   Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on By the
          Parent Holding Company.

               Not applicable.

Item 8.   Identification and Classification of Members of the
          Group.

               Not applicable.

Item 9.   Notice of Dissolution of Group.

               Not applicable.

Item 10.  Certification.

               Not Applicable because this statement is filed pursuant to Rule 13d-1(c).


                            Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  February 13, 1995

                         SIGNET BANKING CORPORATION


                         By:  /s/ W.B. MILLNER, III

                         Title: Senior Executive Vice President